Exhibit 12.1

Alleghany Corporation & Subsidiaries

Calculation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Six Months Ended June 30,	Fiscal Year Ended December 31,
	2014	2013	2012	2011	2010	2009

Earnings before income taxes	$470,743	$855,236	$719,276	$190,837	$277,371	$395,380

Fixed charges adjusted for capitalization of interest	49,391	96,818	75,930	21,351	8,078	4,122

Earnings plus fixed charges	$520,134	$952,054	$795,206	$212,188	$285,449	$399,502

Fixed Charges:

Interest expense	$43,743	$86,740	$68,424	$17,426	$4,698	$633

Interest on rent	5,018	8,646	6,364	3,150	3,158	3,215

Other	315	716	4,041	387	2,847	137

Total fixed charges	$49,076	$96,102	$78,829	$20,963	$10,703	$3,985

Ratio of Earnings to Fixed Charges	10.6x	9.9x	10.1x	10.1x	26.7x	100.2x